Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

September 17, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 623,037 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from September 9, 2024, up to and including September 13, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 130,402,802 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (130,402,802) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
09/09/2024	LSE	69,591	793.53
09/09/2024	BATE	21,276	792.67
09/09/2024	CHIX	35,894	797.13
09/09/2024	AQUIS	7,260	797.30
10/09/2024	LSE	64,351	740.01
10/09/2024	BATE	24,687	738.94
10/09/2024	CHIX	37,092	737.86
10/09/2024	AQUIS	7,303	740.16
11/09/2024	LSE	59,097	726.00
11/09/2024	BATE	30,346	724.24
11/09/2024	CHIX	39,469	727.32
11/09/2024	AQUIS	6,826	726.06
12/09/2024	LSE	75,194	735.40
12/09/2024	BATE	17,045	732.17
12/09/2024	CHIX	38,959	735.42
12/09/2024	AQUIS	3,969	735.90
13/09/2024	LSE	49,426	738.86
13/09/2024	BATE	11,525	737.54
13/09/2024	CHIX	20,391	738.22
13/09/2024	AQUIS	3,336	738.30

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123